March 3, 2023

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Zapata:

On November 14, 2022, the Registrant, on behalf of its proposed series, the Fulcrum Diversified Absolute Return Fund (the “Fund”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on December 29, 2022, you provided comments from the staff of the Securities and Exchange Commission (“Staff”) to the amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

In connection with this response, we acknowledge that the Registrant is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing: and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

General

Comment 1: In future filings pursuant to Rule 485(a), please note in your cover letter, when applicable, that the registration statement relates to a shell reorganization.

Response: The Registrant undertakes to make that representation, when applicable, in future filings.

Prospectus

Portfolio Turnover

Comment 2: The paragraph on page 2 of the prospectus under the heading “Portfolio Turnover” does not conform with Item 3 of Form N-1A. Please delete that portion of the paragraph that is

Philip.Sineneng@ThompsonHine.com      Direct: 614.469.3217

Alberto Zapata, Esq.
March 3, 2023

not prescribed by Form N-1A and confirm that the portfolio turnover rate has been calculated consistent with Item 13, Instruction 4(c).

Response: The Registrant has amended its disclosures to state the following, and confirms they were calculated pursuant to Item 13, Instruction 4(c) of Form N-1A:

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. ~~The portfolio turnover ratio is calculated including cash and long-term derivative positions, as they represent a significant percentage of the Fund’s holdings, but does not include short-term derivative positions.~~ For the fiscal year ended June 30, 2022, the portfolio turnover rate of the Predecessor Fund (as defined below) was 129% of the average value of its portfolio.

Principal Investment Strategies

Comment 3: The third sentence under the heading “Principal Investment Strategies of the Fund” on page 2 of the prospectus is too broad. It is not accurate to say the “Fund has no limits” with respect to its fixed income securities when it is limited by the Investment Company Act of 1940, amended, and the Fund’s investment restrictions. Please redraft accordingly.

Response: The Registrant has amended its disclosures to state the following:

The Fund implements its strategy by investing globally either directly, or through derivatives, in a broad range of instruments, including, but not limited to, equity, fixed income, currency, commodity, credit derivative and cash instruments. The Fund may invest in fixed income securities of any ~~has no limits with respect to the~~ credit rating, maturity or duration ~~of the fixed income securities in which it may invest~~. Fixed income securities may include floating rate and variable rate

Comment 4: Consider whether the Fund’s investments in fixed income securities include any floating rate or variable rate products and include LIBOR Risk disclosure if appropriate.

Response: The Registrant has confirmed with the adviser that the Fund does not have any LIBOR exposure.

Alberto Zapata, Esq.
March 3, 2023

Comment 5: With respect to the Cayman Island subsidiary of the Fund:

(a)	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

(b)	Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of Section 18.

(c)	Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

(d)	Disclose that the Subsidiary complies with provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

(e)	Disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

(f)	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

(g)	Confirm in correspondence that the Subsidiary and its board of trustees will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Alberto Zapata, Esq.
March 3, 2023

(h)	Confirm that the Subsidiary and its board of directors have designated an agent for service of process in the United States.

(i)	Confirm that the Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

(j)	Disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Registrant has amended its Item 9 disclosures to state the following, which addresses subparts (a) through (e) and subpart (j):

The Fund may also invest up to 25% of its assets in a subsidiary that is invested in derivative instruments (the “Subsidiary”), which is wholly-owned by the Fund and is organized under the laws of the Cayman Islands. The Fund does not control any other entity. The Subsidiary pursues the same investment objective as the Fund. The Subsidiary invests primarily in commodity futures and options and other commodity-linked derivative instruments, but it may also invest in financial futures, option and swap contracts, fixed income securities, ~~including those that are not registered pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”),~~ and other investments intended to serve as margin or collateral for the Subsidiary’s derivative positions. The Fund invests in the Subsidiary with the intent of gaining exposure to the commodities markets while meeting the requirements applicable to a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivatives~~; however, the Subsidiary complies with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Fund’s transactions in derivatives~~.

The Subsidiary is managed pursuant to the compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund when viewed on a consolidated basis. As a result, the advisor is subject to the same investment policies and restrictions that apply to the management of the Fund, and in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments. On an aggregate basis with the Fund, the Subsidiary complies with Sections 8 and 18 of the Investment Company Act of 1940, as amended (the “1940 Act”) regarding investment policies, capital structure and

Alberto Zapata, Esq.
March 3, 2023

leverage) and Section 17 of the 1940 Act regarding affiliated transactions and custody. The Subsidiary employs the same custodian and advisor as the Fund. The advisor complies with Section 15 of the 1940 Act regarding investment advisory contracts.

The Registrant further confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund, and that the Subsidiary’s books and records will be maintained in accordance with Section 31 of the 1940 Act and be made available for inspection upon request. The Registrant notes that the Subsidiary’s directors are all U.S. citizens and are subject to service of process at 80 Arkay Drive, Hauppauge, NY 11788. The Subsidiary’s management fee and expenses and will be presented in the Fund’s fee table.

Comment 6: The third sentence of the third paragraph under the heading “Principal Investment Strategies of the Fund” on page 2 of the prospectus seems to suggest that certain derivatives would be registered under the Investment Company Act of 1940. Please redraft that sentence for clarity.

Response: The Registrant refers to its response to Comment 5.

Comment 7: The first sentence of the last paragraph under the heading “Principal Investment Strategies of the Fund” is too ambiguous. Please state more definitively what percentage of the Fund will be invested in global securities.

Response: The Registrant has amended its disclosures to state the following:

Under normal circumstances, the Fund ~~anticipates that it could~~ allocates at least 50% ~~or more~~ of its total assets in global securities outside of the United States (or derivatives with similar economic characteristics). In doing so, the Fund allocates its assets among various regions and countries, including emerging markets.

Principal Investment Risks

Comment 8: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, the former Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that the greatest risks are listed first. The remaining risks can be listed alphabetically. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Alberto Zapata, Esq.
March 3, 2023

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 9: The Fund’s disclosure of “Derivatives Risk” is too general. Please tailor the risk disclosure for the specific derivatives outlined in the Fund’s principal investment strategies.

Response: The Registrant has amended its risk disclosures to add the following:

Credit Default Index Swaps Risk. Credit default swaps ("CDS") are typically two-party financial contracts that transfer credit exposure between the two parties. Under a typical CDS, one party (the “seller”) receives pre-determined periodic payments from the other party (the “buyer”). The seller agrees to make compensating specific payments to the buyer if a negative credit event occurs, such as the bankruptcy or default by the issuer of the underlying debt instrument. The use of CDS involves investment techniques and risks different from those associated with ordinary portfolio security transactions, such as potentially heightened counterparty, concentration and exposure risks.

Currency Swaps Risk. Currency swaps are subject to market risk, risk of default by the other party to the transaction, known as "counterparty risk," and risk of imperfect correlation between profit or loss on the currency swap and the underlying currency exchange rate. By using a swap, the Fund assumes the risk that its counterparty could experience financial hardships. In the event of the insolvency of the counterparty, the Fund may sustain losses or be unable to liquidate the swap position. To the extent that the Fund has only one or a few counterparties, the Fund will be exposed to greater counterparty risk and the Fund may be unable to enter into currency swap on favorable terms, potentially preventing the Fund from achieving its investment objective.

Equity Index Swaps Risk. Equity swaps are subject to liquidity risk because the liquidity of equity swaps is based on the liquidity of the underlying instrument, and are subject to counterparty risk, i.e., the risk that the counterparty to the equity swap transaction may be unable or unwilling to make payments or to otherwise honor its financial obligations under the terms of the contract. To the extent that there is an imperfect correlation between the return on the Fund’s obligation to its counterparty

Alberto Zapata, Esq.
March 3, 2023

under the equity swap and the return on related assets in its portfolio, the equity swap transaction may increase the Fund’s financial risk.

Forwards Risk. Foreign currency forward contract are a type of derivative contract whereby the Fund may agree to buy or sell a country's or region's currency at a specific price on a specific date, usually 30, 60, or 90 days in the future. These contracts are subject to the risk of political and economic factors applicable to the countries issuing the underlying currencies and may fall in value due to foreign market downswings or foreign currency value fluctuations. Forward foreign currency contracts are individually negotiated and privately traded so they are dependent upon the creditworthiness of the counterparty and subject to counterparty risk. The Fund's investment or hedging strategies may not achieve their objective. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Derivative contracts ordinarily have leverage inherent in their terms and low margin deposits normally required in trading derivatives permit a high degree of leverage. Accordingly, a relatively small price movement may result in an immediate and substantial loss to the Fund. The use of leverage may also cause the Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations or to meet collateral segregation requirements. The use of leveraged derivatives can magnify the Fund's potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund's share price.

Futures Risk. The Fund’s use of futures involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) leverage risk (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the futures contract may not correlate perfectly with the underlying index. Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Fund. This risk could cause the Fund to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the advisor’s expectation and may not produce the desired investment results. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based.

Alberto Zapata, Esq.
March 3, 2023

Options Risk. There are risks associated with the sale of call and put options. As the seller (writer) of a call option, the Fund assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise option price. As a seller (writer) of a put option, the Fund will lose money if the value of the security falls below the strike price.

Comment 10: Please disclose in the Fund’s principal investment strategy that the Fund may invest in high yield securities and confirm that investing in below investment grade securities is not a principal investment strategy.

Response: The Registrant has given the Staff’s comment careful consideration and respectfully declines to amend its disclosures. The Registrant believes that its disclosure that “the Fund may invest in fixed income securities of any credit rating . . .” provides adequate notice to shareholders that the Fund may hold high-yield securities. The Registrant has confirmed that the Fund will not invest in below investment grade securities as a principal investment strategy.

Comment 11: The Staff notes that interest rate swaps are only one type of swap disclosed in the Fund’s principal investment strategy but that “Interest Rate Risk” is the only risk disclosed in the Fund’s principal investment risks. Please amend the Fund’s principal investment strategy or enhance the Fund’s principal investment risks.

Response: The Registrant refers to its response to Comment 9.

Performance

Comment 12: Please add disclosure to the first paragraph under the heading “Performance” on page 6 of the prospectus to note that the Fund is the accounting survivor and that performance prior to the reorganization is that of the Predecessor Fund. Please define “reorganization” as necessary.

Response: The Registrant has amended its disclosures to state the following:

The Fund acquired all of the assets and liabilities of Fulcrum Diversified Absolute Return Fund (the “Predecessor Fund”), a series of Trust for Advised Portfolios, in a tax-free reorganization on March 10, 2023 (the “Reorganization”). ~~[INSERT DATE].~~ In connection with the Reorganization ~~this acquisition~~, shares of the Predecessor Fund’s Super Institutional Class and Institutional Class were exchanged for Super Institutional Class and Institutional Class shares of the Fund,

Alberto Zapata, Esq.
March 3, 2023

respectively. The Predecessor Fund had an investment objective and strategies that were, in all material respects, the same as those of the Fund, and was managed in a manner that, in all material respects, complied with the investment guidelines and restrictions of the Fund. The Fund is a continuation of the Predecessor Fund and is the accounting survivor of the Reorganization. ~~, and therefore,~~ The performance prior to the Reorganization is that of the ~~information includes the performance of the~~ Predecessor Fund.

Additional Information About the Fund

Comment 13: Please include a sub-heading in the last paragraph of discussion under the heading “Principal Investment Strategies” on page 9 of the prospectus to indicate that the disclosure refers to “Temporary Defensive Strategies.”

Response: The Registrant has amended its disclosures accordingly.

Comment 14: Please consider whether the disclosure under the heading “The Adviser’s Prior Performance” regarding the TM Fulcrum Diversified Absolute Return Fund is necessary disclosure. If so:

(a)	Please consider whether the phrase “that are marketed in the U.S.” is necessary in the first paragraph.

(b)	Please revise the bolded sentence in the second paragraph to say “The UCITS Fund’s historical performance does not represent the performance of the Fund.”

(c)	In the third paragraph, if the actual fees and expenses of various accounts are lower than the Fund’s fees and expenses, please add disclosure that the use of the Fund’s expense structure would have lowered the Fund’s performance results.

(d)	Please explain what is meant by “official NAV” as used in fifth paragraph.

(e)	Please replace the second sentence of the fifth paragraph with a description of the methodology used to calculate the UCITS Fund’s performance.

(f)	Please confirm supplementally that the Fund has the records necessary to support to the performance calculation in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

(g)	The performance table should include the 1-year, 5-year and 10-year periods as of December 31, 2022, consistent with Item 4 of Form N-1A.

Alberto Zapata, Esq.
March 3, 2023

Response: The Registrant has deleted the section entitled “The Adviser’s Prior Performance” from the Prospectus.

Financial Highlights

Comment 15: Please add disclosure in the prefatory paragraph that the Fund is the accounting survivor of the reorganization and that performance prior to the reorganization is that of the Predecessor Fund.

Response: The Registrant has amended its disclosures to state the following:

The Fund is the accounting survivor of the Reorganization. The returns shown below are for periods prior to the Reorganization on March 10 ~~[INSERT DATE~~, 2023 and are for the Predecessor Fund.

Part C

Comment 16: Please ensure that the Registration Statement is signed by the Chief Accounting Officer or Controller.

Response: The Registrant undertakes to ensure the Registration Statement is signed by Sam Singh in his capacity as the Fund’s Chief Accounting Officer.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench